

November 29, 2019

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFS Trust
       Issuer CIK: 0001415726
       Issuer File Number: 333-146827/811-22135
       Form Type: 8-A12B
       Filing Date: November 29, 2019

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Innovator S&P 500 Buffer ETF – December (BDEC)
- Innovator S&P 500 Power Buffer ETF – December (PDEC)
- Innovator S&P 500 Ultra Buffer ETF – December (UDEC)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Initial Listings Analyst